Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands of dollars)

	Year ended Dec. 31,
	2008	2007	2006	2005	2004
Earnings as defined:
Pretax income from continuing operations	$984,406	$870,383	$750,092	$672,577	$684,199
Add: Fixed charges	654,080	722,561	622,554	593,707	579,447
Deduct: Undistributed equity in earnings of unconsolidated affiliates	3,571	1,900	2,775	712	3,342
Earnings as defined	$1,634,915	$1,591,044	$1,369,871	$1,265,572	$1,260,304
Fixed charges:
Interest charges	$552,919	$563,438	$486,967	$463,370	$458,294
Interest charges on life insurance policy borrowings	248	105,396	117,536	107,610	98,094
Interest component of leases	100,913	53,727	18,051	22,727	23,059
Total fixed charges	$654,080	$722,561	$622,554	$593,707	$579,447
Ratio of earnings to fixed charges	2.5	2.2	2.2	2.1	2.2